Exhibit 99.1
YINGLI GREEN ENERGY REPORTS THIRD QUARTER 2008 RESULTS
— Q3 2008 Net Revenues Increased 73.1% over Q3 2007 and 11.2% over Q2 2008
— Company Reaffirms Business Outlook for Full Year 2008
— Company Also Announces Proposed Acquisition of Affiliated Polysilicon Company
BAODING, China — November 26, 2008 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2008.
Third Quarter 2008 Consolidated Financial and Operating Highlights
•	PV module shipments totaled 80.0 MW.

•	Net revenues were RMB 2,209.8 million (US$325.5 million).

•	Gross profit was RMB 492.6 million (US$72.6 million) and gross margin was 22.3%.

•	Operating income was RMB 377.1 million (US$55.5 million) and operating margin was 17.1%.

•	Net income was RMB 150.8 million (US$22.2 million) and diluted earnings per ordinary share and per American depositary share (“ADS”) were RMB 1.17 (US$0.17).

•	On an adjusted non-GAAP[1] basis, net income was RMB 175.3 million (US$25.8 million) and diluted earnings per ordinary share and per ADS were RMB 1.35 (US$0.20).
“The Company’s business operations continued to be strong during the third quarter of 2008,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “Net revenues continued to grow with increased PV module shipments and output, which benefited from our broad customer base and well-recognized brand name. The total shipments for the first three quarters of 2008 were on track, accounting for 75.1% to 72.4% of our shipment guidance of 270 MW to 280 MW for 2008. Looking forward, we believe Germany will remain a major growth driver of the global PV market while the PV market in the United States has gained additional visibility with the extension of the Investment Tax Credit in early October 2008. In addition to these two markets, we plan to further expand our sales in emerging PV markets including South Korea, Italy, France, Belgium and China. We believe our existing position and continued efforts in these markets will help us improve our brand recognition globally and further solidify our well-balanced geographical and customer

[1]	All non-GAAP measures exclude share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), the Company’s principal operating subsidiary. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this earnings release.

sales portfolio. To date, the Company has signed sales contracts for delivery of approximately 120 MW of PV modules in 2009. In addition, we are in negotiations with customers for another 350 MW which we expect to finalize by the end of 2008 or early 2009.”
“Recently, we kicked off a series of initiatives to enhance our marketing strategies with a focus on improving product quality and solidifying our customer base. For example, as previously announced, we are collaborating with Deutsche Bank to offer our customers ‘one-stop shop’ solar project financing solutions. We also formed a strategic partnership with TÜV Rheinland (Shanghai) Co., Ltd. to improve quality control and employee training. At the end of October, we successfully hosted the Yingli Green Energy 2008 Global Customer Conference, which more than 260 executives of our global customers, equipment suppliers, certification institutes, banks and government agencies from 15 countries and regions attended. We believe these initiatives will further strengthen our corporate image as a leading global PV manufacturer,” Mr. Miao continued.
“We also expanded our total annual production capacity to 400 MW in each of polysilicon ingots and wafers, PV cells and PV modules in September. We expect to further expand our total manufacturing capacity to 600 MW in the third quarter of 2009 while maintaining adequate working capital to support our operations with current cash, expected cash flow from operations and available lines of credit. In this regard, our long-term credit facilities with DEG, FMO and PROPARCO have not only strengthened our ability to expand our vertically integrated manufacturing capacity but also enhanced our debt structure by enabling us to shift to longer-term debt financing of our capital expenditures.”
“On the polysilicon procurement side, we have secured sufficient polysilicon to meet our estimated production requirements for 2008. Meanwhile, in light of the recent decrease in the price of polysilicon, we have been renegotiating contracted pricing terms with our suppliers for a portion of the polysilicon delivery for the rest of 2008 and for 2009. Furthermore, five mid- to long-term virgin polysilicon supply agreements with leading global polysilicon suppliers will start delivery at the beginning of 2009 and are expected to allow us to produce more than 230 MW of PV modules in 2009. We believe these agreements will significantly reduce our blended polysilicon cost and support our efforts to improve product quality.”
“Moreover, we believe that economies of scale enhanced by the successful ramp-up to 400 MW of production capacity, together with higher yield rates, advanced equipment and technologies and our ongoing research and development initiatives, will further strengthen our position as a leading PV product manufacturer with one of the lowest non-polysilicon manufacturing cost structures in the industry. With our increased operational scale and efficiency and a stable long-term customer base, we believe we are well-positioned for the challenges and opportunities ahead in this difficult macro-economic environment,” Mr. Miao added.

Third Quarter 2008 Financial Results
Net Revenues
Net revenues were RMB 2,209.8 million (US$325.5 million) in the third quarter of 2008, an increase of 11.2% from RMB 1,987.0 million in the second quarter of 2008 and 73.1% from RMB 1,276.5 million in the third quarter of 2007. The increase was primarily due to increased shipment volume as a result of continued strong demand for PV modules supported by increased production output, partially offset by lower average selling price. The average selling price for PV modules2 in the third quarter of 2008 was US$4.04 per watt, a decrease of 3.8% from US$4.20 per watt in the second quarter of 2008. This decrease was primarily due to the depreciation of the Euro against the Renminbi in the third quarter of 2008 as a majority of the Company’s PV module shipments were under contracts denominated in Euros. Total PV module shipments increased 17.3% to 80.0 MW in the third quarter of 2008 from 68.2 MW in the second quarter of 2008. The increase of shipments was supported by the installation and trial production of an additional 200 MW of annual manufacturing capacity of each of PV polysilicon ingots and wafers, PV cells and PV modules in September, as well as improvements in operational efficiency and capacity utilization at each stage of the Company’s manufacturing process.
Gross Profit and Gross Margin
Gross profit in the third quarter of 2008 was RMB 492.6 million (US$72.6 million), a decrease of 3.7% from RMB 511.8 million in the second quarter of 2008 and an increase of 62.7% from RMB 302.9 million in the third quarter of 2007. Gross margin was 22.3% in the third quarter of 2008, down from 25.8% in the second quarter of 2008 and 23.7% in the third quarter of 2007. The decrease in gross margin was primarily due to the decrease in the average selling price caused by the depreciation of the Euro against the Renminbi in the third quarter of 2008. The unit cost level remained stable in the third quarter of 2008 despite higher polysilicon costs, as both polysilicon usage per watt and non-polysilicon costs were reduced through research and development efforts at each stage of the Company’s vertically integrated manufacturing process.
Operating Expenses
Operating expenses in the third quarter of 2008 were RMB 115.5 million (US$17.0 million), compared to RMB 116.1 million in the second quarter of 2008 and RMB 78.8 million in the third quarter of 2007. Operating expenses as a percentage of net revenues decreased to 5.2% in the third quarter of 2008 from 5.8% in the second quarter of 2008 and 6.2% in the third quarter of 2007. The decrease in operating expenses as a percentage of net revenues was primarily due to economies of scale and better control of sales and marketing related expenses, partially offset by higher research and development expenses.

[2]	We compute average selling price of PV modules per watt for a given period as the total sales of PV modules divided by the total watts of the PV modules sold during such period, and translated into U.S. dollars at the noon buying rate at the end of such period as certified for customs purpose by the Federal Reserve Bank of New York.

Operating Income and Margin
Operating income in the third quarter of 2008 was RMB 377.1 million (US$55.5 million), a decrease of 4.7% from RMB 395.7 million in the second quarter of 2008 and an increase of 68.3% from RMB 224.0 million in the third quarter of 2007. Operating margin decreased to 17.1% in the third quarter of 2008 from 19.9% in the second quarter of 2008 and 17.6% in the third quarter of 2007.
Foreign Currency Exchange Loss (Gain)
Foreign currency exchange loss was RMB 133.1 million (US$19.6 million) in the third quarter of 2008, compared to a foreign currency exchange loss of RMB 68.2 million in the second quarter of 2008 and a foreign currency exchange gain of RMB 14.0 million in the third quarter of 2007. The foreign currency exchange loss in the third quarter of 2008 was primarily due to the depreciation of the Euro against the Renminbi in the quarter. The Euro depreciated approximately 7.7% against the Renminbi in the third quarter of 2008, compared to an approximately 2.3% depreciation of Euro against the Renminbi in the second quarter of 2008, which resulted in a loss upon the revaluation of accounts receivables and raw material prepayments denominated in Euro at the end of the quarter.
Net Income
As a result of the factors discussed above, net income was RMB 150.8 million (US$22.2 million) in the third quarter of 2008, a decrease of 27.2% from RMB 207.2 million in the second quarter of 2008 and 15.8% from RMB 179.0 million in the third quarter of 2007. Diluted earnings per ordinary share and per ADS were RMB 1.17 (US$0.17) in the third quarter of 2008, compared to RMB 1.60 in the second quarter of 2008.
On an adjusted non-GAAP basis, which excludes share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Tianwei Yingli, the Company’s principal operating subsidiary, net income was RMB 175.3 million (US$25.8 million) in the third quarter of 2008, down 25.2% from RMB 234.5 million in the second quarter of 2008. Adjusted non-GAAP diluted earnings per ordinary share and per ADS were RMB 1.35 (US$0.20) in the third quarter of 2008, compared to RMB 1.81 in the second quarter of 2008.
Balance Sheet Analysis
As of September 30, 2008, Yingli Green Energy had RMB 737.1 million (US$108.6 million) in cash and RMB 3,271.7 million (US$481.8 million) in working capital, compared to RMB 674.7 million in cash and RMB 3,335.8 million in working capital as of June 30, 2008. Short-term borrowings increased by RMB 172.6 million (US$25.4 million) from RMB 1,622.3 million in the second quarter of 2008 to RMB 1,794.9 million (US$264.3 million) in the third quarter of 2008. Long-term bank borrowings increased from nil in the second quarter to RMB 340.9 million (US$50.2 million) in the third quarter in connection with the drawdown in full of the previously announced five-year US$50 million credit facility with DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH (“DEG”) and the Netherlands Development Finance Company (“FMO”). Since September 30, 2008, the credit facility was expanded by

US$25 million with the inclusion of The Société de Promotion et de Participation pour la Coopération Economique (“PROPARCO”). As of the date of this press release, the Company has approximately RMB 4,177 million in authorized lines of credit, of which RMB 2,862 million has been utilized. The remaining RMB 1,315 million in available lines of credit can be used if and when needed. Days sales outstanding was 48 days in the third quarter of 2008, remaining flat compared to 47 days in the second quarter of 2008.
Third Quarter 2008 and Recent Business Highlights
Sales
•	As of the date of this press release, the Company had signed sales contracts for delivery of approximately 120 MW of PV modules in 2009.
Production Capacity Expansion
•	The Company completed the installation of an additional 200 MW of annual manufacturing capacity for each of PV polysilicon ingots and wafers, PV cells and PV modules in September, ahead of the previously announced target of the end of 2008.
Financing
•	Tianwei Yingli, the Company’s principal operating subsidiary in China, obtained a five-year US$75 million credit facility from DEG, FMO and PROPARCO.

•	Tianwei Yingli entered into a credit line trade finance facility agreement with the Export-Import Bank of China (“China Eximbank”), under which China Eximbank has agreed to provide a short-term credit line of up to an aggregate principal amount of RMB 500 million or its U.S. dollar equivalent subject to certain terms and conditions.
Others
•	Tianwei Yingli celebrated its 10th anniversary in August.

•	The Company successfully hosted the Yingli Green Energy 2008 Global Customer Conference in Baoding at the end of October. More than 260 executives of global customers, equipment suppliers, certification institutes, banks and government agencies from 15 countries and regions attended the conference.
Business Outlook for Full Year 2008
Based on current market and operating conditions, current production capacity and forecasted customer demand, as well as current exchange rates for the U.S. dollar, Euro and Renminbi, the Company reaffirms its expected PV module shipment and net revenue targets for fiscal year 2008 as follows:
•	PV module shipments are expected to be in the estimated range of 270 MW to 280 MW, which represents an increase of 89.5% to 96.5% compared to fiscal year 2007.

•	Total net revenues are expected to be in the estimated range of US$1,053 million to US$1,106 million, which represents an increase of 89.2% to 98.7% compared to fiscal year 2007[3].
Proposed Acquisition of Cyber Power
The Company announced that it has entered into a binding letter of intent (the “LOI”) on November 26, 2008 with Grand Avenue Group Limited (“Grand Avenue”), a company controlled by Mr. Liansheng Miao, Baoding Yingli Group Company Limited, an affiliate of Grand Avenue, Yingli Energy (China) Company Ltd., a wholly owned subsidiary of the Company (“Yingli China”), and Mr. Liansheng Miao in connection with the proposed acquisition (the “Proposed Acquisition”) of 100% of the issued and outstanding share capital of Cyber Power Group Limited (“Cyber Power”), a company incorporated under the laws of the British Virgin Islands. Cyber Power, through Fine Silicon Co., Ltd., its principal operating subsidiary in China, is a development stage enterprise which will be engaged in the business of producing solar-grade polysilicon in Baoding, Hebei Province, China. The Company expects that the Proposed Acquisition will enable the Company to have a more secure and stable supply of polysilicon independent of market conditions, and allow it to further vertically integrate its manufacturing processes and improve margins.
Under the terms of the LOI, the Company proposes to acquire Cyber Power for an aggregate consideration in the range of US$70 million to US$80 million, which is determined with reference to the book value of Cyber Power’s net tangible assets and subject to adjustment after further due diligence. US$25 million of the total consideration (the “Initial Consideration”) is payable by November 27, 2008 or as otherwise agreed upon by the parties. Under the LOI, the Initial Consideration will be used by Grand Avenue to repay a portion of Grande Avenue’s indebtedness to finance the construction of the polysilicon operation of Fine Silicon Co., Ltd. The remaining total consideration will be payable on the completion of the Proposed Acquisition. The Initial Consideration is required to be repaid in full to the Company in the event that the LOI is terminated or the Proposed Acquisition is not consummated prior to February 6, 2009. The repayment obligation of the Initial Consideration will be secured by certain guarantees and collateral provided by affiliates of Grand Avenue and Mr. Liansheng Miao, in favor of the Company and Yingli China.
The execution of definitive agreements for the Proposed Acquisition and completion of the Proposed Acquisition are subject to, among others, the completion of due diligence, receipt of satisfactory financing by the Company, and the final approval of the Proposed Acquisition and the financing by Yingli Green Energy’s audit committee and board of directors.
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per

[3]	The percentage increase in total net revenues is calculated using the total revenues of 2007 in Renminbi translated into U.S. dollars at the exchange rate of US$1.00 to RMB 7.2946, the noon buying rate on December 31, 2007 as certified for customs purpose by the Federal Reserve Bank of New York.

ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Tianwei Yingli, the Company’s principal operating subsidiary. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.
Currency Convenience Translation
The conversion of Renminbi into U.S. dollars for the third quarter of 2008 in this earnings release, made solely for the purpose of reader’s convenience, is based on the noon buying rate in the New York City for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York as of September 30, 2008, which was RMB 6.7899 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.
Conference Call
Yingli Green Energy will host a conference call and live webcast to discuss the results on November 26, 2008 at 8:00 AM Eastern Standard Time (EST), which corresponds to the same day at 9:00 PM Beijing/Hong Kong time.
The dial-in details for the live conference call are as follows:
•	U.S. Toll Free Number: +1-800-901-5241
•	International dial-in number: +1-617-786-2963
•	Passcode: 33946975#
A live and archived webcast of the conference call will be available on the Investor Relations section of Yingli Green Energy’s website at http://www.yinglisolar.com for three months.
A replay of the conference call will be available until December 10, 2008 by dialing:
•	U.S. Toll Free Number: +1-888-286-8010

•	International dial-in number: +1-617-801-6888

•	Passcode: 86880324#
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 400 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Through its wholly owned subsidiary, Yingli Energy (China) Co., Ltd., Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 MW in the third quarter of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:

Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
E-mail: ir@yinglisolar.com
In the United States:
Linda Bergkamp
Christensen
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com
In Hong Kong:
Chen Yuan Yuan
Christensen
Tel: +852-2232-3926
Email: ychen@ChristensenIR.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	December 31, 2007	September 30, 2008
	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	968,241	884,027	130,197
Accounts receivable, net	1,244,868	1,162,282	171,178
Inventories	1,261,207	1,914,903	282,022
Prepayments to suppliers	1,056,776	1,157,647	170,495
Prepaid expenses and other current assets	558,234	629,791	92,755

Total current assets	5,089,326	5,748,650	846,647

Prepayments to suppliers	637,270	644,628	94,939
Property, plant and equipment, net	1,479,829	2,967,851	437,098
Land use rights	54,972	63,358	9,331
Goodwill and intangible assets, net	359,184	679,724	100,108
Investments in and advances to affiliates	20,731	20,626	3,038
Other assets	32,685	21,075	3,104

Total assets	7,673,997	10,145,912	1,494,265

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	1,261,275	1,794,909	264,350
Accounts payable	158,077	474,939	69,948
Other current liabilities and accrued expenses	117,557	163,897	24,138
Advances from customers	22,147	27,573	4,061
Dividend payable	10,956	10,956	1,613
Other amounts due to related parties	6,097	4,712	694

Total current liabilities	1,576,109	2,476,986	364,804

Deferred income taxes	56,520	84,371	12,426
Deferred income	22,010	15,792	2,326
Convertible senior notes	1,262,734	1,223,877	180,250
Long-term bank borrowings	—	340,915	50,209

Total liabilities	2,917,373	4,141,941	610,015

Minority interests	754,799	1,355,174	199,587

Shareholders’ equity:
Ordinary shares	9,884	9,922	1,461
Additional paid-in capital	3,620,827	3,663,939	539,616
Accumulated other comprehensive income	12,197	34,474	5,077
Retained earnings	358,917	940,462	138,509

Total shareholders’ equity	4,001,825	4,648,797	684,663

Total liabilities, minority interests and shareholders’ equity	7,673,997	10,145,912	1,494,265

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Income Statements
(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	September 30, 2007	June 30, 2008	September 30, 2008
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	1,270,851	1,964,151	2,193,203	323,010
Sales of PV systems	228	4,288	2,809	414
Other revenues	5,425	18,555	13,765	2,027

Total net revenues	1,276,504	1,986,994	2,209,777	325,451
Cost of net revenues:
Cost of PV modules sales	(968,271)	(1,454,266)	(1,710,361)	(251,898)
Cost of PV systems sales	(194)	(2,779)	(2,047)	(301)
Cost of other revenues	(5,160)	(18,180)	(4,731)	(697)

Total cost of net revenues	(973,625)	(1,475,225)	(1,717,139)	(252,896)

Gross profit	302,879	511,769	492,638	72,555
Selling expenses	(33,098)	(49,912)	(35,347)	(5,206)
General and administrative expenses	(40,411)	(60,441)	(60,458)	(8,904)
Research and development expenses	(5,322)	(5,706)	(19,702)	(2,902)

Total operating expenses	(78,831)	(116,059)	(115,507)	(17,012)

Income from operations	224,048	395,710	377,131	55,543
Other income (expense):
Interest expense	(5,769)	(34,755)	(31,598)	(4,654)
Interest income	10,283	1,735	2,067	304
Foreign currency exchange gain (loss)	14,014	(68,210)	(133,056)	(19,596)
Other income (expense)	(304)	884	580	86

Earnings before income taxes and minority interests	242,272	295,364	215,124	31,683
Income tax benefit	1,566	1,651	234	35

Earnings before minority interests	243,838	297,015	215,358	31,718
Minority interests	(64,791)	(89,831)	(64,544)	(9,506)

Net income	179,047	207,184	150,814	22,212

Weighted average shares and ADSs outstanding
Basic	126,923,609	127,442,975	127,447,821	127,447,821
Diluted	129,317,713	129,606,059	129,410,578	129,410,578

Earnings per share and per ADS
Basic	1.41	1.63	1.18	0.17
Diluted	1.38	1.60	1.17	0.17

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	September 30, 2007	June 30, 2008	September 30, 2008
	RMB	RMB	RMB	US$
Non-GAAP net income	196,516	234,522	175,307	25,819
Share-based compensation	(4,999)	(10,788)	(10,854)	(1,598)
Amortization of intangible assets	(12,470)	(16,550)	(13,639)	(2,009)

Net income	179,047	207,184	150,814	22,212

Non-GAAP diluted earnings per share and per ADS	1.52	1.81	1.35	0.20
Share-based compensation per share and per ADS	(0.04)	(0.08)	(0.07)	(0.01)
Amortization of intangible assets per share and per ADS	(0.10)	(0.13)	(0.11)	(0.02)

Diluted earnings per share and per ADS	1.38	1.60	1.17	0.17